Mail Stop 3561

June 17, 2009

Gregory L. Ebel
President and Chief Executive Officer
Spectra Energy Corp
5400 Westheimer Court
Houston, TX 77056

> **Re:** **Spectra Energy Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-33007**

Dear Mr. Ebel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman
        Vinson & Elkins L.L.P.
        Facsimile No. (713) 615-5861